                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*

                       AMATI COMMUNICATIONS CORPORATION

                                (Name of Issuer)

                         Common Stock, $0.20 Par Value

                         (Title of Class of Securities)

                                   023115108

                                 (CUSIP Number)

                           Christopher E. Manno, Esq.
                            Willkie Farr & Gallagher
                               One Citicorp Center
                              153 East 53rd Street
                            New York, New York 10022
                                (212) 821-8000


                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 1, 1997

                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|.**




                         Continued on following page(s)
                             Page 1 of 40 Pages
                           Exhibit Index: Page 34

------------------------

*        Initial filing with respect to Soros Fund Management LLC and Mr.
         Stanley F. Druckenmiller.

** A filing fee is not being paid with this statement pursuant to SEC Release No. 33-7331 whereby the filing fee has been eliminated for
         Schedule 13D.

                                  SCHEDULE 13D

CUSIP No. 023115108

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  QUANTUM INDUSTRIAL PARTNERS LDC

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  |_|
                                                     b.  |X|

3        SEC Use Only

4        Source of Funds*

                  WC

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|

6        Citizenship or Place of Organization

                  Cayman Islands

                           7        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  602,457
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            602,457

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            602,457

12       Check Box If the Aggregate Amount in Row (11) Excludes
         Certain Shares*           |X|

13       Percent of Class Represented By Amount in Row (11)

                                    3.17%

14       Type of Reporting Person*

                  IV

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 023115108

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  QIH MANAGEMENT INVESTOR, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  |_|
                                                     b.  |X|

3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
  Number of                                 0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  602,457
   Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            602,457

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            602,457

12       Check Box If the Aggregate Amount in Row (11) Excludes
         Certain Shares*             |X|

13       Percent of Class Represented By Amount in Row (11)

                                    3.17%

14       Type of Reporting Person*

                  PN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 023115108

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  QIH MANAGEMENT, INC.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  |_|
                                                     b.  |X|

3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  602,457
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            602,457

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            602,457

12       Check Box If the Aggregate Amount in Row (11) Excludes
         Certain Shares*            |X|

13       Percent of Class Represented By Amount in Row (11)

                                    3.17%

14       Type of Reporting Person*

                  CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 023115108


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  SOROS FUND MANAGEMENT LLC

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  |_|
                                                     b.  |X|

3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
  Number of                                 0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  602,457
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            602,457

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            602,457

12       Check Box If the Aggregate Amount in Row (11) Excludes
         Certain Shares*           |X|

13       Percent of Class Represented By Amount in Row (11)

                                    3.17%

14       Type of Reporting Person*

                  OO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 023115108

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  GEORGE SOROS (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  |_|
                                                     b.  |X|

3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
 Number of                                  301,228
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  602,457
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   301,228
    With
                           10       Shared Dispositive Power
                                            602,457

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            903,685

12       Check Box If the Aggregate Amount in Row (11) Excludes
         Certain Shares*            |X|

13       Percent of Class Represented By Amount in Row (11)

                                    4.72%

14       Type of Reporting Person*

                  IA

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 023115108


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  STANLEY F. DRUCKENMILLER (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  |_|
                                                     b.  |X|

3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
  Number of                                 0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  602,457
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            602,457

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            602,457

12       Check Box If the Aggregate Amount in Row (11) Excludes
         Certain Shares*             |X|

13       Percent of Class Represented By Amount in Row (11)

                                    3.17%

14       Type of Reporting Person*

                  IA

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 023115108


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  S-C PHOENIX HOLDINGS, L.L.C.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  |_|
                                                     b.  |X|

3        SEC Use Only

4        Source of Funds*

                  WC

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
  Number of                                 301,228
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   301,228
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            301,228

12       Check Box If the Aggregate Amount in Row (11) Excludes
         Certain Shares*               |_|x

13       Percent of Class Represented By Amount in Row (11)

                                    1.60%

14       Type of Reporting Person*

                  OO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 023115108

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  WINSTON PARTNERS, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  |_|
                                                     b.  |X|

3        SEC Use Only

4        Source of Funds*

                  WC

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                  100,411
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   100,411
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            100,411

12       Check Box If the Aggregate Amount in Row (11) Excludes
         Certain Shares*          |X|

13       Percent of Class Represented By Amount in Row (11)

                                    .54%

14       Type of Reporting Person*

                  PN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 023115108

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  CHATTERJEE FUND MANAGEMENT, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  |_|
                                                     b.  |X|

3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                  100,411
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   100,411
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            100,411

12       Check Box If the Aggregate Amount in Row (11) Excludes
         Certain Shares*             |X|

13       Percent of Class Represented By Amount in Row (11)

                                    .54%

14       Type of Reporting Person*

                  IA; PN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 023115108

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  WINSTON PARTNERS II LDC

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  |_|
                                                     b.  |X|

3        SEC Use Only

4        Source of Funds*

                  WC

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                  134,011
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   134,011
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            134,011

12       Check Box If the Aggregate Amount in Row (11) Excludes
         Certain Shares*            |X|

13       Percent of Class Represented By Amount in Row (11)

                                    .71%

14       Type of Reporting Person*

                  IV

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 023115108

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  WINSTON PARTNERS II LLC

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  |_|
                                                     b.  |X|

3        SEC Use Only

4        Source of Funds*

                  WC

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                  66,806
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   66,806
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            66,806

12       Check Box If the Aggregate Amount in Row (11) Excludes
         Certain Shares*             |X|

13       Percent of Class Represented By Amount in Row (11)

                                    .36%

14       Type of Reporting Person*

                  OO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 023115108

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  CHATTERJEE ADVISORS LLC

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  |_|
                                                     b.  |X|

3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                  200,817
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   200,817
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            200,817

12       Check Box If the Aggregate Amount in Row (11) Excludes
         Certain Shares*             |X|

13       Percent of Class Represented By Amount in Row (11)

                                    1.07%

14       Type of Reporting Person*

                  OO; IA

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 023115108

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  CHATTERJEE MANAGEMENT COMPANY

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  |_|
                                                     b.  |X|

3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                  200,817
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   200,817
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            200,817

12       Check Box If the Aggregate Amount in Row (11) Excludes
         Certain Shares*            |X|

13       Percent of Class Represented By Amount in Row (11)

                                    1.07%

14       Type of Reporting Person*

                  CO; IA

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 023115108

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  PURNENDU CHATTERJEE (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  |_|
                                                     b.  |X|

3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |X|

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
 Number of                                  301,228
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  602,457
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   301,228
    With
                           10       Shared Dispositive Power
                                            602,457

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            903,685

12       Check Box If the Aggregate Amount in Row (11) Excludes
         Certain Shares*            |X|

13       Percent of Class Represented By Amount in Row (11)

                                    4.72%

14       Type of Reporting Person*

                  IA

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                  This Amendment No. 1 to Schedule 13D relates to shares of Common Stock, $0.20 par value per share (the "Shares"), of Amati Communications Corporation (the "Issuer"). This Amendment No. 1 amends the initial statement on Schedule 13D dated October 30, 1996 (the "Initial Statement") filed by certain of the Reporting Persons (as defined herein). This Amendment No. 1 is being filed by the Reporting Persons to report an agreement between one of the Reporting Persons and Soros Fund Management LLC, a newly formed Delaware limited liability company ("SFM LLC"), pursuant to which SFM LLC has been granted investment discretion over the Shares held for the account of Quantum Industrial Partners LDC ("Quantum Industrial"). Capitalized terms used herein but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is amended as set forth herein.


Item 2.  Identity and Background.

         The list of reporting persons in Item 2 of the Initial Statement is hereby amended and restated in its entirety as follows.

         This statement is being filed on behalf of each of the following persons (collectively, the Reporting Persons"):

         i)       Quantum Industrial Partners LDC;

         ii)      QIH Management Investor, L.P. ("QIHMI");

         iii)     QIH Management, Inc. ("QIH Management");

         iv)      Soros Fund Management LLC;

         v)       George Soros ("Mr. Soros");

         vi)      Stanley F. Druckenmiller;

         vii)     S-C Phoenix Holdings, L.L.C. ("Phoenix Holdings");

         viii)    Winston Partners, L.P. ("Winston L.P.");

         ix)      Chatterjee Fund Management, L.P. ("CFM");

         x)       Winston Partners II LDC ("Winston II LDC");

         xi)      Winston Partners II LLC ("Winston II LLC");

         xii)     Chatterjee Advisors, LLC ("Chatterjee Advisors")

         xiii)    Chatterjee Management Company ("CMC"); and

         xiv)     Dr. Purnendu Chatterjee ("Dr. Chatterjee").


                  In addition, Item 2 of the Initial Statement is hereby further amended by (i) changing the sub-heading in Item 2 of "Quantum Industrial, QIHMI, QIH Management and Mr. Soros" to "Quantum Industrial, QIHMI, QIM Management, SFM LLC, Mr. Soros and Mr. Druckenmiller" and (ii) amending and restating the third and fourth paragraphs of such sub-section in their entirety as follows.

Quantum Industrial, QIHMI, QIH Management, SFM LLC, Mr. Soros and Mr. Druckenmiller

                  In connection with the restructuring of the business of SFM, which will now be conducted through SFM LLC, Mr. Soros has entered into an agreement dated as of January 1, 1997 with SFM LLC pursuant to which Mr. Soros has, among other things, agreed to use his best efforts to cause QIH Management, as the general partner of QIHMI, to act at the direction of SFM LLC, which agreement to so act shall terminate upon the earlier of (a) the assignment to SFM LLC of the legal and beneficial ownership interest in QIH Management and (b) the assignment to SFM LLC of the general partnership interest in QIHMI (the "QIP Contract").

                  The business of SFM LLC is managed through a Management Committee (the "Management Committee") comprised of Mr. Soros, Mr. Druckenmiller and Mr. Gary Gladstein. SFM LLC has its principal office at 888 Seventh Avenue, 33rd Floor, New York, New York 10106. SFM LLC's principal business is to serve, pursuant to contract, as the principal investment manager to several foreign investment companies (the "SFM Clients"). Mr. Soros, as Chairman of SFM LLC, has the ability to direct the investment decisions of SFM LLC and as such may be deemed to have investment discretion over the securities held for the accounts of the SFM Clients. Mr. Druckenmiller, as Lead Portfolio Manager of SFM LLC, has the ability to direct the investment decisions of SFM LLC and as such may be deemed to have investment discretion over the securities held for the accounts of the SFM Clients. Set forth in Annex B hereto and incorporated by reference in response to this Item 2 and elsewhere in this
Schedule 13D as applicable is a list of the Managing Directors of SFM LLC.

                  The principal occupation of Mr. Soros, a United States citizen, is his direction of the activities of SFM LLC, which is carried out in his capacity as Chairman of SFM LLC at SFM LLC's principal office.

                  The principal occupation of Mr. Druckenmiller, a United States citizen, is his position as Lead Portfolio Manager and a Member of the Management Committee of SFM LLC, which is carried out at SFM LLC's principal office.

                  Pursuant to regulations promulgated under Section 13(d) of the Act, SFM LLC, pursuant to the provisions of the QIP Contract, Mr. Soros, in his capacity as Chairman of SFM LLC, and Mr. Druckenmiller, in his capacity as Lead Portfolio Manager of SFM LLC, each may be deemed a beneficial owner of securities, including the Shares, held for the account of QIP.

                  During the past five years, none of Quantum Industrial, QIHMI, QIH Management, SFM LLC, Mr. Soros and Mr. Druckenmiller has been (a) convicted in a criminal proceeding, or (b) a party to any civil proceeding as a result of which he has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

                  Item 2 of the Initial Statement is hereby further amended by amending and restating the fourth sentence of the second paragraph and the second sentence of the third paragraph under the sub-heading "Winston L.P., CFM, Winston II LDC, Chatterjee Advisors, Winston II LLC and CMC" in their entirety as follows. The fourth sentence of the second paragraph shall now state: Chatterjee Advisors and Chatterjee Fund Investors LDC (an affiliate of Chatterjee Advisors) are also shareholders of Winston II LDC. The second sentence of the third paragraph shall now state: Chatterjee Advisors and Chatterjee Fund Investors LDC (an affiliate of Chatterjee Advisors) are also shareholders of Winston II LLC.

Item 3.  Sources and Amounts of Funds or Other Consideration

                  Item 3 of the Initial Statement is hereby amended by adding the following paragraph to the end thereof:

                  Based on the prevailing market prices of the Common Stock over the pricing periods set forth in the Investment Agreement, the Issuer was required under the terms of the Investment Agreement to issue an aggregate of 105,781 additional Shares to the Investors. Accordingly, at the final closing in respect of the First Tranche held on December 23, 1996, Quantum Industrial, Phoenix Holdings, Winston L.P., Winston II LDC and Winston II LLC received 52,891 of such additional Shares, 26,445 of such additional Shares, 8,811 of such additional Shares, 11,763 of such additional Shares, and 5,871 of such additional Shares, respectively. When aggregated with the Shares previously received by the Investors, Quantum Industrial, Phoenix Holdings, Winston L.P., Winston II LDC and Winston II LLC received an aggregate of 370,957 Shares, 185,478 Shares, 61,801 Shares, 82,501 Shares and 41,176 Shares, respectively, pursuant to the Investment Agreement (exclusive of the Warrants).


Item 4.  Purpose of Transaction.

                  Item 4 of the Initial Statement is hereby amended by amending and restating the third paragraph thereof as follows:

                  The Issuer filed two Registration Statements on Form S-3 which were declared effective on October 23, 1996 and on December 19, 1996, respectively, and the shares offered thereby may be delivered and/or sold in transactions from time to time on the over-the-counter market, on the Nasdaq National Market, in negotiated transactions, or a combination of methods of sale, at market prices prevailing at the time, at prices related to such prevailing prices or at negotiated prices. In addition, the Investors may make short sales of the Shares and may use the shares issued under the Investment Agreement or upon exercise of the Warrants to cover the resulting positions.

                  Item 4 of the Initial Statement is hereby further amended by adding the following to the final paragraph thereof.

                  The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the respective Reporting Persons and/or SFM Clients, market conditions or other factors.

Item 5.  Interest in Securities of the Issuer.

                  Item 5 of the Initial Statement is hereby amended and restated in its entirety as follows.

                   (a) (i) The aggregate number of Shares of which each of Quantum Industrial, QIHMI, QIH Management, SFM LLC and Mr. Druckenmiller may be deemed a beneficial owner is 602,457 (approximately 3.17% of the total number of Shares which would be outstanding assuming the exercise or conversion of all convertible securities held for the account of Quantum Industrial). This number consists of (A) 302,457 Shares which Quantum Industrial purchased under the Put Notice in respect of the First Tranche, (B) 150,000 Shares issuable upon exercise of the Class A Warrants held for the account of Quantum Industrial and
(C) 150,000 Shares issuable upon exercise of the Class B Warrants held for the account of Quantum Industrial.

                            (ii)    The  aggregate  number  of  Shares of which
Phoenix Holdings may be deemed a beneficial owner is 301,228 (approximately 1.60% of the total number of shares which would be outstanding assuming the exercise or conversion of all convertible securities held for its account). This number consists of (A) 151,228 Shares which Phoenix Holdings purchased under the Put Notice in respect of the First Tranche, (B) 75,000 Shares issuable upon exercise of Class A Warrants held for its account and (C) 75,000 Shares issuable upon exercise of the Class B Warrants held for its account.

                            (iii)   The  aggregate  number of Shares of which
each of Winston L.P. and CFM may be deemed a beneficial owner is 100,411 (approximately 0.54% of the total number of Shares which would be outstanding assuming the exercise or conversion of all convertible securities held for its account). This number consists of (A) 50,431 Shares which Winston L.P. purchased under the Put Notice in respect of the First Tranche, (B) 24,990 Shares issuable upon exercise of the Class A Warrants held for the account of Winston L.P. and (C) 24,990 Shares issuable upon exercise of the Class B Warrants held for the account of Winston L.P.

                            (iv)    The  aggregate  number  of  Shares  of
which Winston II LDC may be deemed a beneficial owner is 134,011 (approximately 0.71% of the total number of Shares which would be outstanding assuming the exercise or conversion of all convertible securities held for its account). This number consists of (A) 67,291 Shares which Winston II LDC purchased under the Put Notice in respect of the First Tranche, (B) 33,360 Shares issuable upon exercise of the Class A Warrants held for its account and
(C) 33,360 Shares issuable upon exercise of the Class B Warrants held for its account.

                            (v)     The  aggregate  number  of  Shares  of
which Winston II LLC may be deemed a beneficial owner is 66,806 (approximately 0.36% of the total number of Shares which would be outstanding assuming the exercise or conversion of all convertible securities held for its account).

This number consists of (A) 33,506 Shares which Winston II LLC purchased under the Put Notice in respect of the First Tranche, (B) 16,650 Shares issuable upon exercise of the Class A Warrants held for its account and (C) 16,650 Shares issuable upon exercise of the Class B Warrants held for its account.

                            (vi)    The  aggregate  number of Shares of which
each of CMC and Chatterjee Advisors may be deemed a beneficial owner is 200,817 (approximately 1.07% of the total number of Shares which would be outstanding assuming the exercise or conversion of all convertible securities held for the accounts of Winston II LDC and Winston II LLC). This number consists of (A) 134,011 Shares which Winston II LDC may be deemed to own beneficially and (B) 66,806 Shares which Winston II LLC may be deemed to own beneficially.

                            (vii)   The  aggregate  number  of  Shares  of
which Dr. Chatterjee may be deemed a beneficial owner is 903,685 (approximately 4.72% of the total number of Shares which would be outstanding assuming the exercise or conversion of all convertible securities of which Dr. Chatterjee may be deemed the beneficial owner). This number consists of (A) 200,817 Shares which CMC and Chatterjee Advisors may be deemed to own beneficially, (B) 100,411 Shares which CFM and Winston L.P. may be deemed to own beneficially and (C) 602,457 Shares which Quantum Industrial may be deemed to own beneficially.

                            (viii)  The  aggregate  number of Shares of which
Mr. Soros may be deemed a beneficial owner is 903,685 (approximately 4.72% of the total number of Shares which would be outstanding assuming the exercise or conversion of all convertible securities of which Mr. Soros may be deemed the beneficial owner). This number consists of (A) 602,457 Shares which Quantum Industrial may be deemed to own beneficially and (B) 301,228 Shares which Phoenix Holdings may be deemed to own beneficially.

                  The percentages used herein are calculated based upon the 18,586,980 shares of Common Stock stated to be issued and outstanding at December 12, 1996, in the Issuer's Registration Statement on Form S-3, filed on December 16, 1996, plus (i) the 105,781 additional Shares issued pursuant to the final closing of the Investment Agreement and (ii) with respect to each Reporting Person, the number of Shares issuable upon exercise of the Warrants which such Reporting Person may be deemed to own beneficially.

                   (b) (i) Each of Quantum Industrial, QIHMI, QIH Management, SFM LLC (by virtue of the QIP contract), Mr. Soros (as result of his position with SFM LLC), Mr. Druckenmiller (as a result of his position with SFM LLC) and Dr. Chatterjee (as a result of his position as a sub-investment advisor to QIP with respect to the Shares) may be deemed to have the shared power to direct the voting and disposition of the Shares and the Warrants held for the account of Quantum Industrial and any Shares issuable upon exercise of the aforementioned Warrants.

                            (ii)    Phoenix  Holdings  and Mr.  Soros  (in his
capacity as a managing member of Phoenix Holdings with sole voting and dispositive powers with respect to Shares and the Warrants of the Issuer) each may be deemed to have the sole power to vote and dispose of the Shares and the Warrants held for the account of Phoenix Holdings and any Shares issuable upon exercise of the aforementioned Warrants.

                            (iii) Each of Winston L.P., CFM (as the sole
general partner of Winston) and Dr. Chatterjee (as the sole general partner of
CFM) may be deemed to have the sole power to direct the voting and disposition of the Shares and the Warrants held for the account of Winston L.P. and any Shares issuable upon exercise of the aforementioned Warrants.

                            (iv)    Each of Winston II LDC,  Chatterjee
Advisors (as manager of Winston II LDC), CMC (as investment advisor to Winston II LDC) and Dr. Chatterjee (as the person ultimately in control of both Chatterjee Advisors and CMC) may be deemed to have the sole power to direct the voting and disposition of the Shares and the Warrants held for the account of Winston II LDC and any Shares issuable upon exercise of the aforementioned Warrants.

                            (v)     Each of Winston II LLC,  Chatterjee
Advisors (as manager of Winston II LLC), CMC (as investment advisor to Winston II LLC) and Dr. Chatterjee (as the person ultimately in control of both Chatterjee Advisors and CMC) may be deemed to have the sole power to direct the voting and disposition of the Shares and the Warrants held for the account of Winston II LLC and any Shares issuable upon exercise of the aforementioned Warrants.

                   (c) Except as disclosed in Item 2 hereof, which is incorporated by reference in this Item 5, and the transactions listed on Annex C hereto, there have been no transactions effected with respect to the Shares since November 2, 1996 (60 days prior to the date hereof) by any of the Reporting Persons.

                   (d) (i) The shareholders of Quantum Industrial, including Quantum Industrial Holdings Ltd., a British Virgin Islands international business company, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities described herein as being held for the account of Quantum Industrial in accordance with their ownership interests in Quantum Industrial.

                            (ii)    Mr. Soros,  in his capacity as a managing
member of Phoenix Holdings, has the sole right to participate in the receipt of dividends from, or proceeds from the sale of, the securities described herein as being held for the account of Phoenix Holdings.

                            (iii)   The partners of Winston L.P.  have the
right to participate in the receipt of dividends from, or proceeds from the sale of, the securities described herein as being held for the account of Winston L.P. in accordance with their partnership interests in Winston L.P.

                            (iv)    The  shareholders  of each of Winston II
LDC (including Winston Offshore) and Winston II LLC have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities described herein as being held for the account of each of Winston II LDC and Winston II LLC in accordance with their ownership interests in Winston II LDC and Winston II LLC, respectively.

                   (e)     Not applicable.

                  Each of SFM LLC and Mr. Druckenmiller expressly disclaims beneficial ownership of any Shares and Warrants not held directly for the accounts of SFM Clients or Quantum Industrial. Each of Quantum Industrial, QIHMI and QIH Management expressly disclaims beneficial ownership of any Shares and Warrants not held directly for the account of Quantum Industrial. Each of Winston II LDC, Winston II LLC, CMC and Chatterjee Advisors expressly disclaims beneficial ownership of any Shares and Warrants not held directly for the accounts Winston II LDC and Winston II LLC, respectively. Each of Winston L.P. and CFM expressly disclaims beneficial ownership of any Shares and Warrants not held directly for the account of Winston L.P. Dr. Chatterjee expressly disclaims beneficial ownership of any Shares and Warrants not held directly for the accounts of Quantum Industrial, Winston II LDC, Winston II LLC and Winston L.P. Mr. Soros expressly disclaims beneficial ownership of any Shares and Warrants not held directly for the accounts of Quantum Industrial and Phoenix Holdings.


Item 7.  Material to be Filed as Exhibits.

                  Exhibits K and L in Item 7 of the Initial Statement are hereby amended and restated in their entirety as follows.

                  K. Power of Attorney, dated as of January 1, 1997, granted by Mr. George Soros in favor of Mr. Sean C. Warren and Mr. Michael C. Neus.

                  L. Power of Attorney, dated as of January 1, 1997 granted by Mr. Druckenmiller in favor of Mr. Sean C. Warren and Mr. Michael
C. Neus.

                  M. Joint Filing Agreement, dated January 1, 1997, by and among Quantum Industrial Partners LDC, S-C Phoenix Holdings, L.L.C., QIH Management Investor, L.P., QIH Management, Inc., Winston Partners, L.P., Winston Partners II LDC, Winston Partners II LLC, Chatterjee Management Company, Chatterjee Advisors, LLC, Chatterjee Fund Management, L.P., Dr. Purnendu Chatterjee, Soros Fund Management LLC, Mr. George Soros and Mr. Stanley F. Druckenmiller.

                                 SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


January 1, 1997                          QUANTUM INDUSTRIAL PARTNERS LDC


                                         By:  /s/ Sean C. Warren
                                                  Sean C. Warren
                                                  Attorney-in-Fact


January 1, 1997                          QIH MANAGEMENT INVESTOR, L.P.

                                         By:      QIH Management, Inc.
                                                      its Sole General Partner


                                                  By: /s/ Sean C. Warren
                                                  Sean C. Warren
                                                  Vice President


January 1, 1997                          QIH MANAGEMENT, INC.


                                                  By: /s/ Sean C. Warren
                                                  Sean C. Warren
                                                  Vice President


January 1, 1997                          SOROS FUND MANAGEMENT LLC



                                                  By: /s/ Sean C. Warren
                                                  Sean C. Warren
                                                  Managing Director

January 1, 1997                          GEORGE SOROS



                                         By: /s/ Sean C. Warren
                                         Sean C. Warren
                                         Attorney-in-Fact


January 1, 1997                          STANLEY F. DRUCKENMILLER



                                         By: /s/ Sean C. Warren
                                         Sean C. Warren
                                         Attorney-in-Fact


January 1, 1997                          S-C PHOENIX HOLDINGS, LLC



                                         By: /s/ Sean C. Warren
                                         Sean C. Warren
                                         Manager


January 1, 1997                          WINSTON PARTNERS, L.P.

                                         By:      Chatterjee Fund
                                                  Management, L.P.
                                                  General Partner

                                                  By:  Purnendu Chatterjee,
                                                  General Partner



                                                  By:  /s/ Peter A. Hurwitz
                                                  Peter A. Hurwitz
                                                  Attorney-in-Fact

January 1, 1997                          CHATTERJEE FUND MANAGEMENT, L.P.

                                         By:      Purnendu Chatterjee,
                                                  General Partner


                                                  By: /s/ Peter A. Hurwitz
                                                           Peter A. Hurwitz
                                                           Attorney-in-Fact


January 1, 1997                          WINSTON PARTNERS II LDC



                                         By: /s/ Peter A. Hurwitz
                                                  Peter A. Hurwitz
                                                  Attorney-in-Fact


January 1, 1997                          WINSTON PARTNERS II LLC

                                         By:      Chatterjee Advisors LLC, its
                                                  Manager


                                                  By: /s/ Peter A. Hurwitz
                                                           Peter A. Hurwitz
                                                           Manager


January 1, 1997                          CHATTERJEE ADVISORS LLC


                                         By: /s/ Peter A. Hurwitz
                                                  Peter A. Hurwitz
                                                  Manager


January 1, 1997                          CHATTERJEE MANAGEMENT COMPANY


                                         By: /s/ Peter A. Hurwitz
                                                  Peter A. Hurwitz
                                                  Vice President

January 1, 1997                          PURNENDU CHATTERJEE


                                         By: /s/ Peter A. Hurwitz
                                                  Peter A. Hurwitz
                                                  Attorney-in-Fact

                                ANNEX B


                  ANNEX B of the Initial Statement is hereby amended and restated in its entirety as follows.

                  The following is a list of all of the persons (other than Stanley Druckenmiller) who serve as Managing Directors of SFM LLC:

         Scott K. H. Bessent
         Walter Burlock
         Jeffrey L. Feinberg
         Arminio Fraga
         Gary Gladstein
         Robert K. Jermain
         David N. Kowitz
         Alexander C. McAree
         Paul McNulty
         Gabriel S. Nechamkin
         Steven Okin
         Dale Precoda
         Lief D. Rosenblatt
         Mark D. Sonnino
         Filiberto H. Verticelli
         Sean C. Warren

Each of the above-listed persons is a United States citizen whose principal occupation is serving as Managing Director of SFM LLC, and each has a business address c/o Soros Fund Management LLC, 888 Seventh Avenue, 33rd Floor, New York, New York 10106.

                                ANNEX C

               RECENT TRANSACTIONS IN THE COMMON STOCK
                 OF AMATI COMMUNICATIONS CORPORATION



ANNEX C of the Initial Statement is hereby amended and restated in its entirety as follows.

Quantum Industrial

                   NATURE OF          NUMBER OF         PRICE PER
TRADE DATE        TRANSACTION           SHARES            SHARE
----------        -----------         ---------         ---------

11/06/96              Sale            5,000             15.820

11/06/96              Sale            5,000             15.820

11/06/96              Sale            5,000             15.820

11/07/96              Sale            5,000             17.343

11/08/96              Sale            5,000             17.945

11/12/96              Sale            5,000             19.045

11/13/96              Sale            5,000             18.331

11/14/96              Sale            5,000             18.543

11/15/96              Sale            5,000             18.320

11/18/96              Sale            5,000             17.929

11/19/96              Sale            5,000             17.426

11/20/96              Sale            5,000             16.719

11/21/96              Sale            5,000             16.930

11/22/96              Sale            5,000             16.565

11/25/96              Sale            5,000             16.844

11/26/96              Sale            3,500             16.369

Phoenix Holdings

                   NATURE OF          NUMBER OF         PRICE PER
TRADE DATE        TRANSACTION           SHARES            SHARE
----------        -----------         ---------         ---------

11/06/96              Sale                2,500            15.820

11/07/96              Sale                2,500            17.343

11/08/96              Sale                2,500            17.945

11/12/96              Sale                2,500            19.045

11/13/96              Sale                2,500            18.331

11/14/96              Sale                2,500            18.543

11/15/96              Sale                2,500            18.320

11/18/96              Sale                2,500            17.929

11/19/96              Sale                2,500            17.426

11/20/96              Sale                2,500            16.722

11/21/96              Sale                2,500            16.930

11/22/96              Sale                2,500            16.565

11/25/96              Sale                2,500            16.844

11/26/96              Sale                1,750            16.369

Winston L.P.

                   NATURE OF          NUMBER OF         PRICE PER
TRADE DATE        TRANSACTION           SHARES            SHARE
----------        -----------         ---------         ---------

11/06/96              Sale            830            15.820

11/07/96              Sale            830            17.343

11/08/96              Sale            830            17.945

11/12/96              Sale            830            19.045

11/13/96              Sale            830            18.331

11/14/96              Sale            830            18.543

11/15/96              Sale            830            18.320

11/18/96              Sale            830            17.929

11/19/96              Sale            830            17.426

11/20/96              Sale            830            16.719

11/21/96              Sale            830            16.930

11/22/96              Sale            830            16.565

11/25/96              Sale            830            16.844

11/26/96              Sale            580            16.369

Winston II LDC

                   NATURE OF          NUMBER OF         PRICE PER
TRADE DATE        TRANSACTION           SHARES            SHARE
----------        -----------         ---------         ---------

11/06/96               Sale              1,110            15.820

11/07/96               Sale              1,110            17.343

11/08/96               Sale              1,110            17.945

11/12/96               Sale              1,110            19.045

11/13/96               Sale              1,110            18.331

11/14/96               Sale              1,110            18.543

11/15/96               Sale              1,110            18.320

11/18/96               Sale              1,110            17.929

11/19/96               Sale              1,110            17.426

11/20/96               Sale              1,110            16.719

11/21/96               Sale              1,110            16.930

11/22/96               Sale              1,110            16.565

11/25/96               Sale              1,110            16.844

11/26/96               Sale                780            16.369

Winston II LLC

                   NATURE OF          NUMBER OF         PRICE PER
TRADE DATE        TRANSACTION           SHARES            SHARE
----------        -----------         ---------         ---------

11/06/96               Sale               560                15.820

11/07/96               Sale               560                17.343

11/08/96               Sale               560                17.945

11/12/96               Sale               560                19.045

11/13/96               Sale               560                18.331

11/14/96               Sale               560                18.543

11/15/96               Sale               560                18.320

11/18/96               Sale               560                17.929

11/19/96               Sale               560                17.426

11/20/96               Sale               560                16.719

11/21/96               Sale               560                16.930

11/22/96               Sale               560                16.565

11/25/96               Sale               560                16.844

11/26/96               Sale               390                16.369

                             EXHIBIT INDEX




              K. Power of Attorney, dated as of January 1, 1997, granted by Mr. George Soros in favor of Mr. Sean C. Warren and Mr. Michael C. Neus

              L. Power of Attorney, dated as of January 1, 1997 granted by Mr. Druckenmiller in favor of Mr. Sean C. Warren and Mr. Michael C. Neus

              M. Joint Filing Agreement, dated January 1, 1997, by and among Quantum Industrial Partners LDC, S-C Phoenix Holdings, L.L.C., QIH Management Investor, L.P., QIH Management, Inc., Winston Partners, L.P., Winston Partners II LDC, Winston Partners II LLC, Chatterjee Management Company, Chatterjee Advisors, LLC, Chatterjee Fund Management, L.P., Dr. Purnendu Chatterjee, Soros Fund Management LLC, Mr. George Soros and Mr. Stanley F. Druckenmiller